

HOUSEHOLD

Rocco Fabiano

Group Executive – Retail Services, Auto Finance, Refund Lending, Insurance Services



HOUSEHOLD

RETAIL FINANCE GROUP

RETAIL FINANCE GROUP

- Retail Services

- Auto Finance

- Refund Lending

- Insurance Services

HOUSEHOLD

RETAIL FINANCE GROUP

2001 Financial Performance

- Net income of $523 million, up 25%

- Managed receivables of $18 billion, up 25%

- Managed delinquency of 4.66%, up 2%

- Charge-off of 5.33%, flat to 2000

- Efficiency ratio of 26.1%, up 3.0%

HOUSEHOLD

RETAIL FINANCE GROUP

- **Retail Services**

- Auto Finance

- Refund Lending

- Insurance Services

HOUSEHOLD

RETAIL SERVICES

Overview

- Second largest "third party" private label provider

- $11.6 billion in managed receivables

- Over 9.5 million active cardholders

- Over 60 active merchant relationships

- Serves a broad spectrum of consumers (across all credit tiers)

HOUSEHOLD

RETAIL SERVICES

Portfolio Diversification



HOUSEHOLD

RETAIL SERVICES

Industry Leading Partners


BEST BUY
7001060123456789
VALUED CUSTOMER


COMPUSA
WHERE AMERICA BUYS TECHNOLOGY
0123456789123455
PREFERRED CUSTOMER


COSTCO
WHOLESALE
GOLD STAR MEMBER


YOU'LL LOVE IT AT
LEVITZ
PREFERRED
Customer
012345678912345
PREFERRED CUSTOMER


Seaman's
FURNITURE
Plus


YAMAHA
FACTORY FINANCING
0123456789123456
PREFERRED CUSTOMER
YAMAHA MOTOR CORPORATION, USA


RHODES
FURNITURE
SINCE 1875
MARKS FITZGERALD
0123456789123456
PREFERRED CUSTOMER


Kawasaki
Good Times
CREDIT
"THE GOOD TIMES COMPANY"

RETAIL SERVICES

Merchant Partnerships

- "Partnership" with merchants is primary business focus
- Provide merchant with:
  - Service across all POS channels
  - Marketing support aimed at maximizing sales
  - Underwriting designed to optimize approval rate
  - Flexible program structuring
- Provide merchants' customers with:
  - Attractive financing alternatives
  - Quick and easy application processing
  - "Best-in-class" customer service

HOUSEHOLD

RETAIL SERVICES

2001 Financial Performance

Managed Basis	vs.	2000
Net Income	Increased	10%
Receivables	Increased	18%
Return on Assets	Flat	0 bps
Delinquency Ratio	Improved	3 bps
Charge-off Ratio	Improved	19 bps
Efficiency Ratio	Increased	29 bps

HOUSEHOLD

RETAIL SERVICES

Points of Focus in 2002

- Achieve "above market" portfolio growth
  - Existing merchant
  - Market share gains
  - Development of start-up programs
- Control losses on all fronts
  - Underwriting
  - Collections
  - Fraud
- Continue to improve business quality

HOUSEHOLD

RETAIL FINANCE GROUP

- Retail Services

- **Auto Finance**

- Refund Lending

- Insurance Services

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AUTO FINANCE

Overview

- Finance primarily late-model, used vehicles through franchised new vehicle dealers

- 10% direct lending through Internet, direct mail and alliance partners

- Tremendous success of HAFCSuperhwy.com

- Industry pricing and underwriting are generally rational

- Increased our pace of credit tightening and price increases

- No meaningful "trigger" exposure

HOUSEHOLD

AUTO FINANCE

Underwriting Trends

	2001	**2000**
Collateral		
Vehicle Mileage	26,529	24,253
% New	24%	29%
Loan-to-Value	108%	108%
% Extended Term	34%	42%
Borrower		
Monthly Income	$3,923	$3,701
% Homeowner	40%	37%
FICO Score	587	576

New loans originated during the year

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AUTO FINANCE

Used Vehicle Market



Manheim Used Vehicle Index

AUTO FINANCE

2001 Credit Quality Trends

Charge-Offs (%)



Delinquency (%)



Managed basis

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16

AUTO FINANCE

Vintage Loss Analysis



Cumulative Loss (%)

1997
1998
1999
2000
1H 2001

Months Since Origination

AUTO FINANCE

Collections Improvement

- Made Walter Menezes the CEO of the business unit

- Moved John O'Brien from HFC to run collections

- Doubled right party contacts

- Halved collector talk times

- Revised shifts and simplified incentive plans

HOUSEHOLD

AUTO FINANCE

Extensions / Deferments

- A valuable tool in managing borrower payment habits

- Provide sufficient cash flow to more than offset any additional depreciation on the vehicle

9/00 Extensions as of 2/02	Charge-off Accounts	All Accounts
NPV of Cash Collected	$5.7	$28.4
Depreciation	(2.9)	(10.5)
Net Benefit	$2.8	$17.9

$ Millions

HOUSEHOLD

AUTO FINANCE

2001 Financial Performance

Managed Basis	vs.	2000
Net Income	Increased	28%
Receivables	Increased	40%
Return on Assets	Decreased	19 bps
Delinquency Ratio	Increased	61 bps
Charge-off Ratio	Increased	51 bps
Efficiency Ratio	Improved	29 bps

HOUSEHOLD

AUTO FINANCE

Points of Focus for 2002

- Improve collections capabilities

- Manage growth

- Expand HAFCSuperhwy.com

- Maintain credit standards

- Build stronger asset disposition capabilities

- Focus on cross-sell opportunities

HOUSEHOLD

RETAIL FINANCE GROUP

- Retail Services

- Auto Finance

- **Refund Lending**

- Insurance Services

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REFUND LENDING

Overview

- Provided $8.4 billion in RALs and $4.7 billion in RACs through electronic return originators in 2001

- IRS has a stated objective to have 80% of all returns filed electronically by 2007

- H&R Block is our largest partner, accounting for approximately 92% of our volume

- Our scoring capabilities are a significant competitive advantage

HOUSEHOLD

REFUND LENDING

Relative Product Pricing

Product	Average Fee	Average Payment	Cost Per $100
Bounced check fees	$40	<100	$40.00
Late payment on subprime card	29	80	36.25
Pay day loan	20	100	20.00
Late mortgage or installment loan	5%	--	5.00
Cash advance on prime credit card	2% + interest	--	3.50
Refund anticipation loan	$63	2,200	2.86

HOUSEHOLD

REFUND LENDING

2001 Financial Performance

	vs.	2000
Net Income	Increased	60%
RAL Volume	Decreased	28%
RAC Volume	Increased	29%
Delinquencies	Increased	16%

HOUSEHOLD

REFUND LENDING

Points of Focus for 2002

- Rolled out a "balance due" product as well as the Instant RAL

- Tested the Advance RAL product

- Managed the impact of the Rate Reduction Credit

- Added new distribution partners

HOUSEHOLD

RETAIL FINANCE GROUP

Grow Net Income by 20%

HOUSEHOLD

RETAIL FINANCE GROUP

- Retail Services

- Auto Finance

- Refund Lending

- **Insurance Services**

HOUSEHOLD